Exhibit 99.1

Press release

Biophytis to Present Sarconeos’ (BIO101) Development as a Drug Candidate in Rare Neuromuscular Diseases at the Muscular Dystrophy Association (MDA) Clinical & Scientific Conference

Paris (France), Cambridge (Massachusetts, U.S.), March 20th, 2023, 08 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announced that it will be sharing recent updates on its clinical project MYODA for Duchenne’s Muscular Dystrophy (DMD) and therapeutic potential of BIO101 in Rare Neuromuscular Diseases during the MDA Clinical & Scientific Conference to be held in Dallas, Texas, March 19 – 22, 2023.

Biophytis will present the following poster : “BIO101 drug candidate development in rare neuromuscular diseases. Preclinical proofs of concept in DMD and in SMA and clinical perspectives”.

Biophytis intends to start a clinical development in non-ambulatory Duchenne’s Muscular Dystrophy (DMD) patients in 2023 (MYODA program). With an Orphan Drug Designation already granted in both US and EU, Biophytis will meet with the FDA for a Type C meeting and EMA for Scientific Advice, in Q2 2023, to discuss and align with the clinical strategy that will support the development of BIO101 in DMD. In addition to DMD, Biophytis has largely communicated in 2022 strong preclinical evidence supporting BIO101 activity in Spinal Muscular Atrophy (SMA). Based on these promising preclinical result, Biophytis will meet with patients’ association and KOLs in 2023 to discuss potential further clinical strategy and BIO101 position in therapeutic armamentarium. DMD and SMA are two rare neuromuscular diseases associated to huge medical needs for patients.

The Muscular Dystrophy Association (MDA) is the number one health nonprofit advancing research, care and advocacy for people living with muscular dystrophy, ALS, and related neuromuscular diseases in US. The annual MDA conference is key event to meet and discuss with stakeholders of the rare diseases ecosystem, including key opinion leaders, investigators, patient’s associations, and investors.

Stanilas Veillet, CEO of Biophytis commented : “The participation of Biophytis to MDA conference is a key event for us, in line with our progress in the field of Rare Diseases and the upcoming initiation of our clinical program MYODA on DMD patients”.

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT. In addition, Sarconeos (BIO101) has been demonstrated to be active on severe COVID-19 patients, in a positive Ph2-3 study (COVA) with results released Q1 2023. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42